Exhibit 99.1

Aether Global Innovations Corp. and Idroneimages Ltd Form Joint Venture Partnership with WatchDog Equipment LLC

Vancouver, B.C. – August 3, 2023 – Aether Global Innovations Corp. (CSE: AETH) (OTC: PLRTF) (Frankfurt: 4XA WKN# A2N8RH) (“Aether Global Innovations”, “AGI”, or the “Company”), a drone management and automation company, and Idroneimages Ltd. “IDIPLOYER”) today announced the two (2) companies have formed a joint venture business with WatchDog Equipment LLC (“WatchDog”) developer, designer and manufacturer of renewable and non-renewable powered equipment.

WatchDog, iDIPLOYER and AGI have formed a joint venture to identify business opportunities to exploit the development of intellectual property (IP) through the design and manufacturing renewable and non-renewable powered Drone-in-a-Box (DiaB) solutions that combine existing WatchDog IP and IDIPLOYER DiaB IP. These renewable and non-renewable DiaB solutions will be developed for clients in the security and critical infrastructure space, such a water line, oil and gas pipeline and electrical grids, for drone management, monitoring and property surveillance.

“We’re excited to partner with WatchDog Equipment to bring renewable and non-renewable power options to our customers who manage critical infrastructure and large facilities through drones,” stated Phil Lancaster, CEO and president of Aether Global Innovations.

“Our fabrication and manufacturing competency combined with full scale machining, finishes, design and our OEM/ODM capabilities make us the ideal partner for AGI and IDIPLOYER,” expressed Jonathan Ritchie, CEO and founder of WatchDog Equipment.

“This joint venture comes at an ideal time as we discuss drone management, monitoring and surveillance opportunities with key players in the agriculture and oil and gas space,” shared Peter Campbell, CEO and founder of Idroneimages. ”Many of our discussions require renewable power solutions to operate and network with our Drone-in-a-Box solution, and the discussions with Aether Global Innovations and WatchDog made perfect sense to address this customer needs.”

All three companies – iDIPLOYER, WatchDog Equipment and AGI - began discussions around this joint venture in May 2023, during the Governor’s Hurricane Conference in Palm Beach, Florida and have started the design efforts for deploying the Drone-in-a-Box solution within their WatchDog Equipment towers, as well as discussing U.S. manufacturing opportunities.

About Aether Global Innovations Corp.

Aether Global Innovations (AETH) is an innovative UAV drone management and operations services company that focuses in three areas for critical infrastructure and large public and private facilities. These three areas include (i) drone management and surveillance monitoring, (ii) automation and integration for flight planning, new, innovative sensor payloads, stand-alone power source and (iii) drone base station infrastructure and technology for autonomous self-landing, power charging, and take off. www.aethergic.com

About Idroneimages ltd (IDIPLOYER)

Backed up by 5 years of Drone Pilot Experience IDIPLOYER set out to solve a problem, how to automate commercially available drones. Using this experience and the technical knowledge within their team they set about prototyping and testing basic automation workflows. Following successful tests with the DJI Mavic 2 they rapidly went into production. The IDIPLOYER NeXus and NeXus Plus was born and is now shipped globally to clients automating operations across industries including energy, infrastructure and construction. www.idiployer.com

About WatchDog Equipment LLC

WatchDog Equipment creates innovative mobile power platforms that will outperform and outlast other options that may be available on the market. We strive to achieve an environmentally conscious alternative to traditional offerings, without sacrificing quality, performance or budget.

ON BEHALF OF THE BOARD OF DIRECTORS & IDRONEIMAGES

Philip Lancaster, President and CEO

Aether Global Innovations Corp.

info@aethergic.com

Peter Campbell, Founder & CEO

Idroneimages Ltd - IDIPLOYER

peter.campbell@idroneimages.co.uk

Jonathan Ritchie

WatchDog Equipment

jonathan@watchdogequipment.com

Forward Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward looking information reflects management’s current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “predicts”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward – looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.